Mail Stop 3561

September 24, 2007

Mr. Richard A. Baker, Chief Executive Officer
NRDC Acquisition Corp.
3 Manhattanville Road
Purchase, New York 10577

> **Re: NRDC Acquisition Corporation**
> **Amendment No. 1 to Registration Statement on**
> **Form S-1**
> **Filed on September 7, 2007**

Dear Mr. Baker:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. In addition, please note that the page numbers below are in reference to the marked copy.

General

1. We note that the company may enter into a proposed business combination with a target business(es) that is affiliated with one of the company's executive officers, directors or existing stockholders. In this event, the company would obtain an opinion from an unaffiliated, independent third-party appraiser or investment bank stating that the 80% fair market value threshold was satisfied. See, e.g., page 74. See also item 7 on page 3 of the letter agreement with Banc of America Securities LLC, attached as Exhibit 10.1 to the registration statement (requiring opinion from

independent investment banking firm) and Section 3(w) on page 17 of the underwriting agreement attached as Exhibit 1.1 (same). The company does not anticipate that it will distribute copies of the opinion to stockholders as a matter of course. See page 74. Please state whether you contemplate that not only the board of directors but also stockholders would be entitled to rely on such a fairness opinion. If you anticipate that future disclosure may indicate that the provider takes the view that stockholders may not rely upon its opinion, revise to address how you will consider such a view in selecting a provider.

2. The prospectus refers in various places to restrictions on transfer of certain securities of the company and to exceptions to such restrictions in certain limited circumstances. See, e.g., page 97 (co-investment units and underlying securities); page 107 (initial shares); page 110 (private placement warrants). In addition, the prospectus refers on page 107 to the restriction on transfer of the executive officers' ownership interests in NRDC Real Estate Advisors, "subject to the same limitation as noted above." Please describe briefly, in appropriate places in the prospectus, the exceptions applicable to restrictions on transfer of securities/interests held by affiliates.

Risk Factors, page 20

3. Please expand the risk factor beginning at the bottom of page 38 to fully disclose the potential impact of market purchases by management or its affiliates after the offering upon consummation of the initial business combination. Please revise the summary and later prospectus disclosures, as appropriate.

Right of First Offer, page 59

4. Please list the entities to which management has pre-existing relationships and which have priority over NRDC Acquisition with regard to presentation of a business opportunity.

5. Please specify the types of business opportunities to which the listed entities would have priority over NRDC Acquisition. In this regard, we seek disclosure as to the amount of protection, if any, which this right of first offer affords to NRDC Acquisition and investors. If this protection is limited due to pre-existing relationships, please clarify the prospectus cover page, the summary and the risk factors, as appropriate.

Conversion Rights, page 66

6. Please explain the basis for the "continuing right surviving past the consummation of the business combination until the converting holder delivered his certificate for conversion at the conversion price." Please specify the party or parties who would have this continuing right and explain the basis for the right under applicable law.

7. Please explain the basis for the statement that "the delivery process . . . can be accomplished by the stockholder in a matter of hours simply by contacting the transfer agent or his broker and requesting delivery of his shares through the DWAC System . . . ."

Financial Statements

Notes to Financial Statements

Note 5 – Commitments, F-9

8. Considering the private placement warrants will be sold to an entity owned and controlled by your executive officers, please disclose the fair value of these warrants and the amount of compensation expense to be recognized. As applicable, please expand MD&A to discuss the likely future effect of the issuance of the private placement warrants on your financial condition and results of operations.

* * * * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Mr. Richard A. Baker
NRDC Acquisition Corp.
September 24, 2007
Page 4

Any questions regarding the accounting comments may be directed to Blaise Rhodes at (202) 551-3774. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: Jack I. Kantrowitz, Esq.
        Samir A. Gandhi, Esq.
        Fax: (212) 839-5599